US. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549


                           FORM 12b-25
                   NOTIFICATION OF LATE FILING
                           (Check one)

[  ] Form 10-K and Form 10-KSB  [  ] Form 20-F  [ X ] Form 11-K
[  ] Form 10-Q and Form 10-QSB [  ] Form N-SAR

     For Period Ended:   December 31, 1999

     [  ]  Transition Report on Form 10-K and Form 10-KSB
     [  ]  Transition Report on Form 20-F
     [  ]  Transition Report on Form 11-K
     [  ]  Transition Report on Form 10-Q and Form 10-QSB
     [  ]  Transition Report on Form N-SAR
     For the Transition Period Ended:   N/A

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I--REGISTRANT INFORMATION

     Full Name of Registrant: Gold Banc Corporation, Inc.

     Former Name if Applicable:    N/A

     11301 Nall Avenue
     Address of Principal Executive Office (Street and Number)

     Leawood, Kansas 66211
     City,  State and Zip Code

PART II--RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate).

[x]     (a)   The reasons described in reasonable detail in Part
        III of this form could not be eliminated without unreasonable effort or expense.

[x]     (b)   The subject annual report on Form 11-K will be
        filed on or before the fifteenth calendar day following the prescribed due date.

[x]     (c)   The accountant's statement or other exhibit
        required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

The Form 11-K cannot be filed within the prescribed period without unreasonable effort or expense because the registrant is currently awaiting the completion of the audit of the Plan's financial statements for the period ended December 31, 1999 by KPMG LLP, the registrants outside independent accountants. The financial statements cannot be completed timely without unreasonable effort and expense to the registrant.

PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     David Phillips                (913)             451-8050

          (Name)                (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                         [x] Yes   [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                         [  ] Yes  [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   Gold Banc Corporation, Inc.
          (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:        June 28, 2000        By:  /s/ David Phillips
                                   David Phillips
                                   Principal Accounting Officer

                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

                     ACCOUNTANT'S STATEMENT



The Board of Directors
Gold Banc Corporation, Inc.:


Regarding our audit of the statements of net assets available for plan benefits of the Employees' 401(k) Plan of Gold Banc Corporation, Inc. (the Plan) as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended, we were unable to commence audit fieldwork until late June due to delays in receiving trust statements and other information from the Plan's Trustee. As a result, we are unable to issue our report on our audits before June 28, 2000.

/s/  KPMG LLP

June 28, 2000